UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                   ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.
                                (Name of Issuer)

                         COMMON SHARES, $.01 Par Value
                         (Title of Class of Securities)

                               COMMON - 01167P101
                                 (CUSIP Number)

                                SCOTT L. BARBEE
                          AEGIS FINANCIAL CORPORATION
                           6862 ELM STREET, SUITE 830
                                MCLEAN, VA 22101

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 28, 2017
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 01167P101              SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON

         Aegis Financial Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              -0-
           NUMBER OF                    ----------------------------------------
            SHARES                      8     SHARED VOTING POWER
         BENEFICIALLY                         3,981,425
           OWNED BY                     ----------------------------------------
             EACH                       9     SOLE DISPOSITIVE POWER
           REPORTING                          -0-
            PERSON                      ----------------------------------------
             WITH                       10    SHARED DISPOSITIVE POWER
                                              3,981,425
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,981,425
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.66%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 01167P101               SCHEDULE 13D
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON

         Scott L. Barbee
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              -0-
           NUMBER OF                    ----------------------------------------
            SHARES                      8     SHARED VOTING POWER
         BENEFICIALLY                         3,981,425
           OWNED BY                     ----------------------------------------
             EACH                       9     SOLE DISPOSITIVE POWER
           REPORTING                          -0-
            PERSON                      ----------------------------------------
             WITH                       10    SHARED DISPOSITIVE POWER
                                              3,981,425
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,981,425
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.66%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

1. SECURITY AND ISSUER.

      This Schedule 13D filed by Aegis Financial Corporation and by Scott L. Barbee (each, a "Reporting Person" and collectively, the "Reporting Persons") relate to the common stock of Alaska Communications Systems Group, Inc. (the
"Issuer"). The principal executive office of the Issuer is located at 600 Telephone Avenue, Anchorage, Alaska 99503-6091.

2. IDENTITY AND BACKGROUND.

(a), (b) and (c)

      This Schedule 13D is being filed on behalf of Aegis Financial Corporation ("AFC") and Scott L. Barbee (each a "Reporting Person" and collectively, the "Reporting Persons").

      (i) The address of the principal business and principal office of AFC is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott L. Barbee is the President and sole shareholder of AFC.

      (ii) Scott L. Barbee's address is 6862 Elm Street, Suite 830, McLean, VA 22101. Scott L. Barbee is President and sole shareholder of AFC.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AFC is a Delaware Corporation.

    Scott L. Barbee is a citizen of the United States of America.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The amount of funds expended to date by the Reporting Persons to acquire the 3,981,725 shares of common stock it holds beneficially is $7,692,449. Such funds were provided from Advisory Clients' investment accounts managed by the Reporting Persons.

      No borrowed funds were used to purchase the Common Stock.

4. PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

      In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's strategic direction, corporate governance, named executive officer compensation, Board of Directors representation and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

5. INTEREST IN SECURITIES OF THE ISSUER.

      To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's most recent Annual Report on Form 10-K for the year ended December 31, 2016, the number of shares of Common Stock of the Company outstanding as of March 6, 2017 was 51,952,009 shares.

(A)  Aegis Financial Corporation

(a) - (e) Aggregate number of shares beneficially owned: 3,981,725

          Percentage: 7.66%

(b) 1. Sole power to vote or to direct vote:             -0-

2.  Shared power to vote or to direct vote:              3,981,725

3.  Sole power to dispose or to direct the disposition:  -0-

4.  Shared power to dispose or to direct disposition:    3,981,725

(c) During the 60-day period ended April 28, 2017, AFC decreased its overall beneficial ownership of the Company's common stock through securities Sales transactions. Aggregate prices represent settlement amounts net of brokerage commissions paid.

                                 Common Shares                   Average Price
         Date                    No. of Shares                     per Share
  -------------------    ------------------------------    ---------------------

  4/25/2017                           1,108                        $    2.41
  4/25/2017                           4,949                        $    2.37
  4/25/2017                           2,613                        $    2.37
  4/25/2017                          26,330                        $    2.37
  4/26/2017                          10,500                        $    2.39

(B)  Scott L. Barbee

(a) - (e) Aggregate number of shares beneficially owned: 3,981,725

          Percentage: 7.66%

(b) 1.  Sole power to vote or to direct vote:            -0-

2.  Shared power to vote or to direct vote:              3,981,725

3.  Sole power to dispose or to direct the disposition:  -0-

4.  Shared power to dispose or to direct disposition:    3,981,725

(c) During the 60-day period ended April 28, 2017, Scott L. Barbee did not purchase or sell any shares of the Company's Common Stock.

(d) AFC's advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 3,981,725 shares of common stock.

(e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between the reporting Persons and any other person with respect to any security of the Company.

7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Joint Filing Agreement, dated as of May 1, 2017, among Aegis Financial Corporation and Scott L. Barbee


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:  May 1, 2017

                                          Aegis Financial Corporation

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Name:  Scott L. Barbee
                                              Title: President

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Scott L. Barbee

Exhibit 1
                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of the Schedule 13D to which this Joint Filing Agreement (this "AGREEMENT") is attached as an Exhibit and any amendments thereto. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date: May 1, 2017

                                          Aegis Financial Corporation

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Name:  Scott L. Barbee
                                              Title: President

                                          By: /s/ Scott L. Barbee
                                              -----------------------------
                                              Scott L. Barbee